Exhibit 99.2

 Q2 2024PRESENTATION  August 15, 2024

 Forward Looking Statement  This announcement and related discussions include forward looking statements made under the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and supply demand expectations and activity levels in the jack-up rig and oil industry, expected Adjusted EBITDA for 2024, contract backlog, expected contracts and contract start dates and rates including expected rate increases and contract extensions, options, LOIs and LOAs, contract coverage for 2024 and, expected changes to the economics of our contracts, and potential revenue, focus on return to shareholders, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about expected delivery of the newbuilding rigs “Vali” and “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements made under “Market” and "Risk and uncertainties" above, statements about our financing strategy and evaluation of options to improve our capital structure, the optimization of our liquidity and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and commencement dates, dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts as expected, risks relating to market trends, tender activity and rates, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and shipyard financing available for the newbuild rigs “Vali” and “Var” and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs in full, and risks relating to the amount and timing of any dividends we declare, risks relating to future financings including the risk that future financings may not be completed when required, risks relating to our newbuild purchase and financing agreements, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Financial Supervisory Authority of Norway. These forwardlooking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

 Q2 2024 Company Overview and Highlights  1 Contracted fleet based on delivered fleet of 23 rigs as of August 15th, 2024  2 Adj. EBITDA margin is calculated by Adjusted EBITDA divided by Total Operating Revenues  3 Liquidity includes undrawn RCF of $150 million  4 Dividends per share declared in the period  3  International Footprint and Diversified Portfolio  Asia  7  Contracted  23  Middle East  4  Africa  4  1  North Sea  Mexico  1  6  2  1   Guidance $500 - 550M   Adj. EBITDA Margin > 50%  Adj. EBITDA  $136.4M  Q1 2024 $116.8M  Adj. EBITDA Margin2  50.2%  Q1 2024 49.9%  Good Performance  Good Conversion  Technical Utilization99.2%  Economic Utilization  98.4%  Solid Liquidity Position  Focus on Capital Returns  Q2 2024 Dividend4  $0.10  Q1 2024 $0.10  Liquidity3  $343.5M   Q1 2024 $432.7M   Premium Fleet  Fully Contracted  Contracted Fleet1  100%  Fleet  24  Modern Rigs  Highlights  Available  0  SouthAmerica  1  Under  Construction

 Q2 2022  Q3 2022  Q4 2022  Q1 2023  Q2 2023  Q3 2023  Q4 2023  Q1 2024  Q2 2024  105.3  107.9  148.6  172.0  187.5  191.5  220.6  234.0  271.9  11.7  Q2 2022  Q3 2022  Q4 2022  Q1 2023  Q2 2023  Q3 2023  Q4 2023  Q1 2024  Q2 2024  Key Financials Q2 2024  In $ million   Q2 2024  Q1 2024  Change ($)  Change (%)  Total operating revenues  271.9  234.0  37.9  16%  Total operating expenses  (167.6)  (149.2)  (18.4)  12%  Operating income  104.5  85.0  19.5  23%  Net income  31.7  14.4  17.3  120%  Adjusted EBITDA  136.4  116.8  19.6  17%  Cash and cash equivalents  193.5  282.7  (89.2)  (32%)  Total assets  3,181.6  3,289.1  (107.5)  (3%)  Total liabilities  2,182.4  2,299.5  (117.1)  (5%)  Total equity  999.2  989.6  9.6  1%  Quarterly Revenue progression ($m)  Quarterly Adjusted EBITDA progression ($m)  Related Party and BBC Revenue  Management contract revenue  Dayrate Revenues  Adjusted EBITDA

 1 New mutual contracts, LOIs and LOAs including mobilization and demobilization revenues (includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis)  2 Average dayrate is derived from Backlog Revenue divided by number of contracted days  3 Conditional on definitive rig assignment agreement with the customer  5  Strong contracting performance YTD  14  New Contracts1  $651m  Backlog Revenue1  $184k  Avg Day Rate2  3,500+  Backlog Days1  North Sea  Prospector 1 had an option exercised and is now firmly contracted until Q2 2025  Southeast Asia  Gunnlod secured a binding LOA for c. 210 days commencing in November 2024  Africa  Norve secured a further extension with BWE and is now firmly contracted until Q2 2025 at market leading rates  Gerd secured a 180 days firm plus 180 days option contract with ENI which is expected to commence in October 2024  Vali expected to commence operations between late Q4 2024 and Q1 2025 under a contract previously announced in Africa3  Brazil  Arabia I has secured a 4-year firm contract with an additional 4-year option in Brazil, expected to begin in Q1 2025, replacing its previous contract with Aramco. This new agreement represents a significant improvement, with a dayrate increase of over 60% compared to the prior contract.   Recent Highlights  Key Stats

 Strong revenue visibility  6  Full Year 2024  92% Coverage  $135k/day average rate1  Full Year 2025  73% Coverage  $148k/day average rate1  Contract Prep  Contract Prep  Mob  1 Average dayrate is derived from Backlog Revenue divided by number of contracted days for the period

 A structurally tight market  7  ~10  =  328  Aramco suspensions3  (15 to 20)  Source: Petrodata by S&P Global as on 12 Aug 2024, Fearnley Offshore and Company data  1 Uncompetitive are units stacked for over 3 years, affected by sanctions or geographically stranded  2 Incremental Demand: 12 to 18 months outlook based on company data considering customer open tender, market surveys and indications  3 Aramco suspension based on announced and anticipated suspension  4 Newbuilds data based on Fearnley Offshore projected number of 3 to 6 newbuild rigs expected to reach the market within 18-24 months  Illustrative Utilization  ~97%  1  2  Shipyard Orderbook4  Utilization  95%  Modern Jackups (#)

 8  In Conclusion  YTD added over $650 million of backlog at $184,000/day  2024 Adjusted EBITDA guidance of $500 to $550 million  $0.40/share annualized dividend… More to come           1  2  3

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 Appendix

 ADJUSTED EBITDA RECONCILIATION  1 During the three months ended March 31, 2024, the Company changed its definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparation costs as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change will enable us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented, including the comparative period, has been updated to reflect this change.  11  (in US$ millions)  Q2 2024  Q1 2024  Net income   31.7  14.4  Depreciation of non-current assets  31.9  31.8  Income from equity method investments  2.5  -5.4  Total financial expense, net  55.4  57.8  Income tax (credit)/expense  14.9  18.2  Adjusted EBITDA1  136.4  116.8  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law